Federated Investors, Inc.

Federated Investors Tower

1001 Liberty Avenue

Pittsburgh, PA 15222-3779

412-288-1900 Phone

FederatedInvestors.com

March 23, 2018

United States Securities and Exchange Commission

Division of Investment Management

3 World Financial Center

New York, N.Y. 10281

Attn: Megan Miller

Dear Ms. Miller:

On February 23, 2018, we discussed comments on various registrants with fiscal period ends from November 30, 2016 to October 31, 2017.

Following are our responses to your comments.

  Comment: You indicated that the Annual Reports of Federated Equity Income Fund (FEIF) and Federated Capital Income Fund (FCIF) have significant exposure to derivatives; however, there is no discussion of the impact of derivatives on fund performance in the MDFP. One example you referenced is the fact that 217% of FEIF’s net gains are attributable to derivatives. You indicated that if the funds have more than a passive interest in derivatives, this should be discussed the MDFP.

Response: We have reviewed the referenced MDFPs of the Funds as well as the portfolio holdings and the portion represented by derivatives in the most recent annual report of each of the Funds. We will ensure that the next MDFPs produced for these Funds address how derivatives materially impacted performance, as applicable.

  Comment: You indicated that the portfolio turnover of FEIF and Federated Absolute Return Fund (FARF) is quite high. You stated that if active and frequent trading is a component of the funds’ principal investment strategy, that fact should be included as a principal risk in the summary prospectus.

Response: Upon review of the funds’ investment strategies in response to the Staff’s comment, the Registrants note that active and frequent trading is a component of the principal investment strategies of both FEIF and FARF. Accordingly, pursuant to Form N-1A Item 9(b)(1), Instruction 7, both FEIF and FARF currently disclose to investors that the funds engage in active and frequent trading of portfolio securities to achieve their principal investment strategies. This current disclosure also explains to shareholders the tax consequences of increased portfolio turnover, and the manner in which the tax consequences of, or trading costs associated with, portfolio turnover may affect the fund’s performance.

This disclosure currently reads as follows:

“PORTFOLIO TURNOVER

The Fund actively trades its portfolio securities in an attempt to achieve its investment objective. Active trading will cause the Fund to have an increased portfolio turnover rate, ~~which is likely to generate shorter-term gains or (losses) for its shareholders~~ which is more likely to result in short-term capital gain/loss. Short~~er~~-term gains are generally taxed at a higher rate than long~~er~~-term gains. Actively trading portfolio securities increases the Fund’s trading costs and may have an adverse impact on the Fund’s performance.”

In light of the Staff’s comment, the Registrants will add similar disclosure to the summary investment strategy disclosure for FEIF and FARF at each fund’s next annual registration statement update.

  Comment: You indicated that due to significant holdings by FCIF in affiliated mutual funds, the Notes to Financial Statements (NTFS) or to the Portfolio of Investments (POI) should inform shareholders how to access the financial statements of these underlying affiliated funds.

Response: It is Federated’s practice to include additional disclosure related to the investee fund if the position represents at least 25% of the investing fund’s net assets. This additional information includes items such as the investment objective of the investee fund as well as where the reader can obtain regulatory filings of the investee fund. Each investee fund held by FCIF at November 30, 2016 was less than 25% of net assets.

  Comment: You indicated that the KPMG internal control letter is not included in the 10/31/16 Federated Equity Funds Form NSAR.

Response: This was an oversight on the part of the accounting service provider. The form, including the KPMG internal control letter, was refiled on March 7, 2018.

  Comment: You indicated that the information required for affiliated transactions referenced in Regulation S-X, section 12-14, footnotes 2, 3 and 5 should be included for Federated Kaufmann Fund (FKAUF) and Federated Kaufmann Small Cap Fund (FKSCF) specifically, and in all applicable funds generally.

Response: All of the information referenced in footnotes 2, 3 and 5 of section 12-14 is located within the body of the POI. Because each affiliated investment is clearly footnoted as such on the POI, the information is easily cross referenced with the additional information in the affiliate chart.

  Comment: You asked why Federated considers written put options and futures contracts as non-income-producing.

Response: Federated is following the guidance in footnote 4 of Regulation S-X, section 12-12 which identifies different scenarios regarding how to determine if a security is non-income-producing. The scenarios in footnote 4 address the payment of dividends and interest; however, the expiration or offset of options and futures results in gain or loss rather than income. For this reason, we take the position that these vehicles are non-income-producing.

  Comment: You indicated that you do not see a link on FederatedInvestors.com which directs readers of Federated Government Money Fund II how to locate Form N-MFP information on the SEC website.

Response: This link was inadvertently removed from the website and has been reinstated.  Website enhancements are underway and Federated is considering adding controls that may mitigate the risk of this reoccurring.  Thank you for bringing this to our attention.

  Comment: You indicated that you do not see an Annual Report for Federated Strategic Income Fund (SIF) on FederatedInvestors.com.

Response: In reviewing FederatedInvestors.com on March 7, 2018 we see a link under the Literature and Prospectuses tab for the November 30, 2017 Annual Report for SIF.

  Comment: On the Federated International Leaders Fund (FILF) annual report, you noted that $17 million of income from securities lending is presented on the Statement of Operations. You inquired regarding the nature of the income as well as why securities lending is not a prospectus principal risk and strategy of investing in the fund if the securities lending activity is significant.

Response: The line item you referenced incorrectly includes the normal dividend income on securities loaned in addition to income on collateral received and rebates related to securities lending transactions. When dividend income is removed from this disclosure, the income related to securities lending transactions is approximately $1.2 million which is not material compared to total income. For future filings, the correct presentation has been reiterated with our accounting service providers.

  Comment: Related to FILF, you asked what the term of the securities lending transactions are. You also asked that the disclosure required by ASC 860-30-50-7 be included in future filings.

Response: The term of these transactions is one year or less. In future reports we will be enhancing our disclosure to include additional information relating to the investment of collateral as well as the term of the transactions.

  Comment: You noted that Federated filed a correspondence filing on April 6, 2017 indicating that we would consider adding disclosure addressing the portfolio turnover of Federated Mortgage Core Portfolio (MBCORE) in future filings. You asked if this was addressed in the updated private offering memorandum filing of the fund on April 27, 2017.

Response: In its correspondence filing made on April 6, 2017, the Fund confirmed that it would review its disclosure and consider adding disclosure regarding “portfolio turnover risk” in its Private Offering Memorandum in a future annual update.

In conjunction with its annual update filed on April 27, 2017, the Fund did not include this disclosure. The Fund has reviewed its portfolio turnover rate and its portfolio turnover rate excluding purchases of mortgage dollar rolls. The Fund’s portfolio turnover rate was considerably lower when excluding the purchases of the mortgage dollar rolls. Excluding these transactions, the portfolio turnover for the Fund would have been 42% for the fiscal year ended December 31, 2016. The Fund invests in mortgage dollar rolls in order to seek to increase the Fund’s income. The mortgage dollar rolls inflate the Fund’s turnover rate because these investments generally have a short-term duration and are typically “rolled forward” for an additional term after the expiration of the previous term. Each time the portfolio managers roll these investments forward, [from an accounting perspective] it appears that there has been turnover when, in fact, the portfolio managers have not purchased or sold a bond.

Because the Fund is only registered under the 1940 Act, Items 1, 2, 3, 4 and 13 of Part A of Form N-1A are omitted, pursuant to Item B(2)(b) of the General Instructions to the form. Therefore, a discussion regarding portfolio turnover is not generally required. Further, the Fund’s investors are exclusively affiliated funds and institutional separate accounts managed on a discretionary basis by the Fund’s adviser or its affiliated registered investment advisers. However, in light of the Staff’s additional comment, the Fund will consider adding disclosure regarding its strategy of investing opportunistically in mortgage dollar rolls to seek to increase the Fund’s income and that such investments have the effect of increasing the Fund’s turnover rate because these investments generally have a short-term duration and are typically “rolled forward” for an additional term after the expiration of the previous term. A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund Shares are held in a taxable account.

  Comment: As a general comment, you asked if all non-cash dividends are disclosed per the requirement of Reg. S-X 6-07-1.

Response: Yes, both of our accounting service providers have procedures in place to segregate non-cash and payment-in-kind income greater than 5% of total income.

We thank you for your attention to this response letter. If you have any further comments or questions on our responses, please contact me at (412) 288-1277 or Rich Paddock at (412) 288-4479.

Sincerely,

/s/ Lori A. Hensler

Lori A. Hensler

Treasurer